Filed by TCF Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: TCF Financial Corporation SEC File No.: 001-10253 Date: February 7, 2019 Detroit headquarters building: Construction expected to start in spring 2019 Last summer, Chemical Bank made two bold announcements: It’s making Detroit its headquarters city and it is going to build a new 20-story headquarters building in downtown Detroit. In announcing the merger of equals, leaders of TCF and Chemical recommitted support for constructing the new office tower and for locating the official headquarters address of the combined company in Detroit. But construction of the new building is not expected to begin until this spring, and it will be two years before the building is completed. Decisions about how the combined company will use the space will not be made for some time. Although the headquarters address for the combined company will be in Detroit, leaders of both Chemical and TCF have emphasized that many businesses and functional areas will continue to be located across the footprint, including Minneapolis, Chicago, Midland, and elsewhere. “The importance of Minnesota and the Minneapolis metro area to TCF will not change,” Craig Dahl said at that January 31 all-employee meeting. “I think we should view that office building as an opportunity and a symbol of momentum, not as a power shift from Minneapolis to Detroit.” "Detroit is the financial hub for advanced manufacturing and mobility as well as a growing nexus for young entrepreneurs looking to leverage the city's rich history of innovation and hard work, and Chemical Bank is excited to help them build our economy and invest in Michigan's future," said Thomas Shafer, president and CEO of Chemical Bank. "With our legacy markets as our foundation, Chemical Bank's continued expansion into the Detroit market establishes us as a leading financial institution in the Midwest." The 250,000-square-foot building will be in the heart of Detroit’s entertainment district and within a short stroll of Major League Baseball’s Detroit Tigers stadium; Ford Field, home of the NFL’s Detroit Lions; and Little Caesar’s Arena, home of the NHL’s Detroit Red Wings. The city’s convention center, Cobo Center (named after a former Detroit mayor), is less than a mile away along the Detroit River. The building's first seven floors are expected to be retail and parking space, while at least six floors above that are slated to be offices. The remaining seven floors have uses that have yet to be determined, but could be more office and/or luxury condominium space.

In connection with the proposed merger, Chemical will file with the SEC a Registration Statement on Form S-4 that will include the Joint Proxy Statement of TCF and Chemical and a Prospectus of Chemical. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about TCF and Chemical, may be obtained at the SEC’s Internet site (http://www.sec.gov). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to TCF Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391 by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com, or to Chemical Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of TCF and Chemical shareholders in connection with the proposed transaction will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.